As filed with the Securities and Exchange Commission on March 21, 2013.

Securities Act Registration No. 333-180084

Investment Company Act of 1940 File No. 814-00891

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-2

Registration Statement

under the Securities Act Of 1933
Post-Effective Amendment No. 1	☒
Pre-Effective Amendment	☐

PennantPark Floating Rate Capital Ltd.

(Exact name of Registrant as specified in its charter)

590 Madison Avenue

15th Floor

New York, NY 10022

(Address of Principal Executive Offices)

(212) 905-1000

(Registrant’s Telephone Number, Including Area Code)

Arthur H. Penn

c/o PennantPark Floating Rate Capital Ltd.

590 Madison Avenue

15th Floor

New York, NY 10022

(Name and Address of Agent for Service)

Copies to:

Thomas Friedmann

David Harris

William Tuttle

Dechert LLP

1900 K Street, N.W.

Washington, DC 20006

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

As may be practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

It is proposed that this filing will become effective (check appropriate box):

☒	when declared effective pursuant to section 8(c).

If appropriate, check the following box:

☐	This amendment designates a new effective date for a previously filed registration statement.

☐ This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-180084) of PennantPark Floating Rate Capital Ltd., or the Registration Statement, is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, or the Securities Act, solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. The audited consolidated financial statements of PennantPark Floating Rate Capital Ltd. as of and for the fiscal year ended September 30, 2012 and the unaudited consolidated financial statements as of and for the three months ended December 31, 2012 have been included in prospectus supplements filed pursuant to Rule 497 of the Securities Act on March 20 and 21, 2013, or the Prospectus Supplement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

Item 25.	Financial statements and exhibits

1	Financial Statements

The Index to Financial Statements on page F-1 of this Registration Statement and on page S-41 of the Prospectus Supplement is hereby incorporated by reference.

2	Exhibits

(a)	Articles of Amendment and Restatement of the Registrant (Incorporated by reference to Exhibit 99.(a) to the Registrant’s Registration Statement on Form N-2 (File No. 333-170243), filed on March 29, 2011).

(b)	Amended and Restated By-Laws of the Registrant (Incorporated by reference to Exhibit 3.2 to the Registrant’s Quarterly Report on Form 10-Q (File No. 814-00891), filed on May 3, 2012).

(d)(1)	Form of Share Certificate (Incorporated by reference to the Registrant’s Registration Statement on Form N-2 (File No. 333-170243), filed on April 5, 2011).

(d)(2)	Form of Subscription Certificate (Incorporated by reference to Exhibit 99.(d)(2) to the Registrant’s Registration Statement on Form N-2 (File No. 333-180084), filed on March 14, 2012).

(d)(3)	Form of Indenture (Incorporated by reference to Exhibit 99.(d)(3) to the Registrant’s Registration Statement on Form N-2 (File No. 333-180084), filed on March 14, 2012).

(d)(4)	Form of Subscription Agent Agreement (Incorporated by reference to Exhibit 99.(d)(4) to the Registrant’s Registration Statement on Form N-2 (File No. 333-180084), filed on March 14, 2012).

(d)(5)	Form of Warrant Agreement (Incorporated by reference to Exhibit 99.(d)(5) to the Registrant’s Registration Statement on Form N-2 (File No. 333-180084), filed on March 14, 2012).

(d)(6)	Form T-1 Statement of Eligibility with respect to the Form of Indenture (Incorporated by reference to Exhibit 99.(d)(6) to the Registrant’s Registration Statement on Form N-2 (File No. 333-180084), filed on March 14, 2012).

(d)(7)	Form of Articles Supplementary (Incorporated by reference to Exhibit 99.(d)(7) to the Registrant’s Registration Statement on Form N-2 (File No. 333-180084), filed on March 14, 2012).

(e)	Dividend Reinvestment Plan (Incorporated by reference to Exhibit 99.(e) to the Registrant’s Registration Statement on Form N-2 (File No. 333-170243), filed on March 29, 2011).

(g)	Amended and Restated Investment Advisory Agreement , dated as of August 7, 2012, between PennantPark Floating Rate Capital Ltd. and PennantPark Investment Advisers, LLC (Incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q (File No. 814-00891), filed on August 9, 2012).

(h)(1)	Form of Underwriting Agreement for equity (Incorporated by reference to Exhibit 99.(h)(1) to the Registrant’s Registration Statement on Form N-2 (File No. 333-180084), filed on March 14, 2012).

(h)(2)	Form of Underwriting Agreement for debt (Incorporated by reference to Exhibit 99.(h)(2) to the Registrant’s Registration Statement on Form N-2 (File No. 333-180084), filed on March 14, 2012).

(h)(3)**	Underwriting Agreement dated March 21, 2013.

(j)	Custodian Agreement between the Registrant and The Bank of New York Mellon (Incorporated by reference to Exhibit 99.(j) to the Registrant’s Registration Statement on Form N-2 (File No. 333-170243), filed on March 29, 2011).

(k)(1)	Stock Transfer Agency Agreement between the Registrant and American Stock Transfer & Trust Company, LLC (Incorporated by reference to Exhibit 99.(k)(1) to the Registrant’s Registration Statement on Form N-2 (File No. 333-170243), filed on March 29, 2011).

(k)(2)	Administration Agreement between the Registrant and PennantPark Investment Administration, LLC (Incorporated by reference to Exhibit 99.(k)(2) to the Registrant’s Registration Statement on Form N-2 (File No. 333-170243), filed on March 29, 2011).

(k)(3)	Trademark License Agreement (Incorporated by reference to Exhibit 99.(k)(3) to the Registrant’s Registration Statement on Form N-2 (File No. 333-170243), filed on March 29, 2011).

(k)(4)	Amended and Restated Revolving Credit and Security Agreement, dated as of May 14, 2012 among PennantPark Floating Rate Funding I, LLC, as borrower, PennantPark Investment Advisers, LLC, as collateral manager, the lenders from time to time parties thereto, SunTrust Bank, as administrative agent, and U.S. Bank National Association, as collateral agent, as backup collateral manager, and as custodian (Incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q (File No. 814-00891), filed on August 9, 2012).

(k)(5)	Purchase and Contribution Agreement, dated as of June 23, 2011, among PennantPark Floating Rate Capital Ltd., as the seller, and PennantPark Floating Rate Funding I, LLC, as the buyer (Incorporated by reference to Exhibit 10.2 to the Registrant’s Periodic Report on Form 8-K (File No. 814-00891), filed on June 29, 2011).

(l)(1)	Opinion and Consent of Venable LLP (Incorporated by reference to Exhibit (l)(1) to the Registrant’s Registration Statement on Form N-2 (File No. 333-180084), filed on March 14, 2012).

(l)(2)	Opinion and Consent of Dechert LLP (Incorporated by reference to Exhibit (l)(2) to the Registrant’s Registration Statement on Form N-2 (File No. 333-180084), filed on March 14, 2012).

(l)(3)**	Opinion and Consent of Venable LLP.

(n)(1)**	Consent of Independent Registered Public Accounting Firm.

(n)(2)**	Awareness Letter of Independent Registered Public Accounting Firm.

(r)(1)	Joint Code of Ethics of the Registrant and PennantPark Investment Advisers, LLC (Incorporated by reference to Exhibit 14.1 to the Registrant’s Annual Report on Form 10-K (File No. 814-00891), filed on November 14, 2012).

(s)(1)	Form of Prospectus Supplement For Common Stock Offerings (Incorporated by reference to Exhibit 99.(s)(1) to the Registrant’s Registration Statement on Form N-2 (File No. 333-180084), filed on March 14, 2012).

(s)(2)	Form of Prospectus Supplement For Preferred Stock Offerings (Incorporated by reference to Exhibit 99.(s)(2) to the Registrant’s Registration Statement on Form N-2 (File No. 333-180084), filed on March 14, 2012).

(s)(3)	Form of Prospectus Supplement For Debt Offerings (Incorporated by reference to Exhibit 99.(s)(3) to the Registrant’s Registration Statement on Form N-2 (File No. 333-180084), filed on March 14, 2012).

(s)(4)	Form of Prospectus Supplement For Rights Offerings (Incorporated by reference to Exhibit 99.(s)(4) to the Registrant’s Registration Statement on Form N-2 (File No. 333-180084), filed on March 14, 2012).

(s)(5)	Form of Prospectus Supplement For Warrant Offerings (Incorporated by reference to Exhibit 99.(s)(5) to the Registrant’s Registration Statement on Form N-2 (File No. 333-180084), filed on March 14, 2012).

**	Filed herewith.

Item 26.	Marketing arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is hereby incorporated by reference.

Item 27.	Other expenses of issuance and distribution

The following table sets forth the estimated expenses to be incurred by the Registrant in connection with the offering described in this registration statement:

SEC registration fee	$17,190
NASDAQ listing fee	$38,462
FINRA filing fee	$15,500
Printing (other than certificates)	$250,000
Legal fees and expenses	$700,000
Accounting fees and expenses	$205,000
Miscellaneous fees and expenses	$23,848

Total	$1,250,000

All of the expenses set forth above shall be borne by the Registrant.

Item 28.	Persons controlled by or under common control with the Registrant

The following lists sets forth each of the companies considered to be controlled by us as defined by the Investment Company Act of 1940, as amended, or the 1940 Act.

Name of entity and place of jurisdiction	Voting Securities Owned Percentage
PennantPark Floating Rate Funding I, LLC (Delaware)	100%

Item 29.	Number of holders of shares

As of March 20, 2013

Title of Class	Number of Record Holders
Common Stock, $0.001 par value	3

Item 30.	Indemnification

The information contained under the heading “Description of our Capital Stock —Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses” is incorporated herein by reference.

Item 31.	Business and other connections of Investment Adviser

Neither the Investment Adviser nor any officer, director or partner of the Investment Adviser has been substantially engaged in any business, profession, vocation or employment since the inception of the Investment Adviser other than as set forth under the headings “Management” and “Business—Our Investment Adviser and Administrator” which are hereby incorporated by reference. Additional information regarding the Adviser and its officers and directors is set forth in its Form ADV, as filed with the SEC (SEC File No. 801-67622), and is incorporated herein by reference.

Item 32.	Location of accounts and records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the offices of:

(1) the Registrant, PennantPark Floating Rate Capital Ltd., 590 Madison Avenue, 15th Floor, New York, NY 10022;

(2) the Transfer Agent, American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, NY 11219;

(3) the Custodian, The Bank of New York Mellon, One Wall Street, New York, NY 10286; and

(4) the Adviser, PennantPark Investment Advisers, LLC, 590 Madison Avenue, 15th Floor, New York, NY 10022.

Item 33.	Management services

Not Applicable.

Item 34.	Undertakings

The Registrant hereby undertakes:

(1) to suspend the offering of shares until the prospectus is amended if (a) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the Registration Statement or (b) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus;

(2) not applicable;

(3) in the event that the securities being registered are to be offered to existing shareholders pursuant to warrants or rights, and any securities not taken by shareholders are to be reoffered to the public, to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof; and further, if any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, to file a post-effective amendment to set forth the terms of such offering;

(4)(a) to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    (b) to file, in connection with any offering of securities, a post-effective amendment to the registration statement under Rule 462(d) to include as an exhibit a legal opinion regarding the valid issuance of any shares of common stock being sold;

    (c) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

    (d) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

    (e) that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

    (f) that, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

(ii) the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser;

    (g) to file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the 1993 Act, in the event the shares of the Registrant are trading below its net asset value and either (a) the Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant’s ability to continue as a going concern or (b) the Registrant has concluded that a material adverse change has occurred in its financial position or results of operations that has caused the financial statements and other disclosures on the basis of which the offering would be made to be materially misleading; and

(5)(a) that for the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared effective and

(b) that for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) not applicable.

(7) to not seek to sell shares under a prospectus supplement to the registration statement, or a post-effective amendment to the registration statement, of which the prospectus forms a part (the “current registration statement”) if the cumulative dilution to the Registrant’s net asset value (“NAV”) per share arising from offerings from the effective date of the current registration statement through and including any follow-on offering would exceed 15% based on the anticipated pricing of such follow-on offering. This limit would be measured separately for each offering pursuant to the current registration statement by calculating the percentage dilution or accretion to aggregate NAV from that offering and then summing the anticipated percentage dilution from each subsequent offering. If the Registrant files a new post-effective amendment, the threshold would reset.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-effective Amendment No. 1 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 21st day of March, 2013.

By:	/s/ ARTHUR H. PENN
Name:	Arthur H. Penn
Title:	Chief Executive Officer and Chairman
of the Board

Pursuant to the requirements of the Securities Act of 1933, this Post-effective Amendment No. 1 to the Registration Statement on Form N-2 has been signed by the following persons in the capacities set forth below on the 21st day of March, 2013.

Name	Title

/S/ ARTHUR H. PENN Arthur H. Penn	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)

/S/ AVIV EFRAT Aviv Efrat	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)

* Adam K. Bernstein	Director

* Jeffrey Flug	Director

* Marshall Brozost	Director

* Samuel L. Katz	Director

*	Signed by Aviv Efrat on behalf of those identified pursuant to his designation as an attorney-in-fact signed by each on March 14, 2012.